Aptus Corp.
1127 Broadway Plaza, Suite 203
Tacoma, Washington 98402-3519

November 3, 2003

Re:  Non-Binding Letter of Intent

Dear Mr. Andre:

Aptus Corp. (APTUS) a corporation incorporated pursuant to the laws of the State of Delaware, is pleased to outline the general terms and conditions of its intent to enter into a proposed asset purchase agreement transaction with Mark Andre and Appgen, Inc., (APP), its subsidiaries, or affiliated companies. The following is an outline of the material terms and conditions of the Transaction.

Calculation of Purchase Price

APP will agree to sell certain of its assets pursuant to an Asset Purchase Agreement (the "Agreement") based upon a purchase price of $500,000. The Agreement shall contain standard representations, warranties, indemnities and conditions to closing (the "Closing").

Payment of Purchase Price

The purchase price shall be paid as follows:

(1) $500,000 payable in preferred stock of APTUS. Aptus will use best efforts to get Aptus common stock listed publicly within 120 days from the closing of the definitive agreement,

(2)  An equity stake which shall represent 30% ownership of Aptus,

(3) A 5.5% royalty on all revenues in perpetuity, with a minimum royalty of X per unit of MyBooks, MyBooks Professional, Executive Dashboard, and any combination of products under Custom Suite to be agreed to in the definitive agreement,

(4) A consulting agreement in the amount of $5,000 per month payable in cash or freely tradable securities for a period of two years. Payments shall begin 3 months from the closing date of the definitive agreement or when sales reach $40,000 per month, whichever comes sooner, and

(5)  $17,500 in cash at the signing of the definitive agreement.

The obligations undertaken by Aptus in this Agreement shall be secured pursuant to a security agreement of the assets as defined herein.

Assets Acquired

Source code, intellectual property, PP & E, including all computer hardware and software used in the business, customer lists, VAR list, phone number, trade name(s) or company name(s) used by APP.

Liabilities Assumed

None.

Transitionary Period

Upon closing, the operations of APP will have been transitioned to APTUS such that billing, collections, customer service, etc. will be handled by APTUS's employees in Washington. The back end systems will be integrated so that customer billing will be integrated with APTUS's back end system. Seller will take responsibility with our input to develop and distribute material to existing customers and notify them of the transaction to effect a smooth transition of the customers to APTUS. The transaction will be contingent upon Aptus comfort level that the VARs will participate in the new entity by continuing to sell the APPGEN product line. Additionally, Aptus agrees to immediately begin handling support and the issuance of new licenses for the benefit of the VAR channel. However, in the event that a definitive agreement is not reached, then Aptus agrees to terminate the issuance of licenses no later than 72 hours from written notification from APPGEN. Aptus will hire Steve Elliot on a consulting basis for the next thirty days at an agreed to consulting between Elliot and APTUS.

Closing Date

The Closing of the legal documents will be as soon as possible, but no later than November 30, 2003 (the "Closing Deadline").

Due Diligence

APP and APTUS will commence its due diligence review as soon as reasonably practicable. Other investigative efforts may include in-depth review of legal, operational, technological, intellectual property and human resources matters relating to APP, as well as any other matters that APTUS deems appropriate. APP will give APTUS and its representatives reasonable access to all information, records, facilities, and employees of APP.

Representations and Warranties

The Agreement will contain standard representations and warranties for a purchase agreement of this type.

Interim Performance

From the effective date until the Closing Date, APP will put up its website and not process any business until the closing.

Public Disclosure

Any press release or other public disclosure of information regarding the proposed transaction (including the negotiations with respect to the Transaction or the existence of this Letter of Intent) will be prepared jointly by APP and APTUS and cannot be announced by either party without the consent of the other, other than as required by applicable securities laws. Neither APTUS or APP shall, nor permit their respective officers, employees or affiliates to, make any disclosure concerning the proposed Transaction or negotiations between APP and APTUS without the other party's prior written approval, other than as required by applicable securities laws.

Expenses

Each party shall bear its own expenses incurred by it including but not limited to fees and disbursements to consultants, financial advisors, counsel and accountants in connection with the matters contemplated hereby.

Legal Effect

This Letter of Intent is intended to serve as a statement of the current intentions of the parties and as a guide to counsel in drafting the Agreement. This Letter of Intent does not create any binding obligations on any party hereto.

      IN WITNESS WHEREOF, the parties hereto have caused this non binding Letter of Intent to be executed as of this __3rd______day of November 2003.

Appgen, Inc.


By: /s/ Mark Andre
Mark Andre, CEO




Aptus Corp.


By: /s/ John P. Gorst
John P. Gorst, President